OMB Number 3235-0145
United States
Securities and Exchange Commission
Washington DC 20549

Schedule 13D
Under the Securities and Exchange Act of 1934

Novastar Financial, Inc.
Name of Issuer

8.90% Series C Cumulative Redeemable Preferred Stock
Title of Class of Securities

CUSIP Number 669947806

Howard Amster, 23811 Chagrin Blvd., Suite 200
Beachwood, Ohio 44122-5525, 216 595-1047
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 31, 2009
Date of Event which Requires Filing of this Statement

If this filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e) (f) or (g), check the following box / /.

Note: Scheduled filed in paper format shall include a signed original and five copies of the schedule including all exhibits.
See 240.13D-7 for other parties to who copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting Persons initial filing on this form with respect to the subject to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that Section of the Act, but shall be subject to all other provisions of the Act (however see the Notes).



1	Name of Reporting Person	Howard Amster

2	If a member group		a)	/    /
b) /X/

3	SEC Use only

4	Source of Funds		PF

5	Check if Disclosure

6	Citizenship			U.S.A.

Number of Shares	7	Sole Voting		172,366
Beneficially
Owned By Each	8	Shared Voting		46,400
Reporting Person
With			9	Sole Dispositive	172,366

			10	Shared Dispositive	46,400

11	Aggregate Amount Beneficially owned	172,366

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11)	  5.77%

14	Type of Reporting Person			IN

1	Name of Reporting Person	Amster Trading Company

2	If a member group		a)	/    /
b)	/X/

3	SEC Use only

4	Source of Funds			WC

5	Check if Disclosure

6	Citizenship			Ohio

Number of Shares	7	Sole Voting
Beneficially
Owned By Each	8	Shared Voting		44,600
Reporting Person
With			9	Sole Dispositive

			10	Shared Dispositive	44,600

11	Aggregate Amount Beneficially owned	0

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11)	  0.00%

14	Type of Reporting Person			CO

1	Name of Reporting Person	Amster Trading Company
					Charitable Remainder Unitrust

2	If a member group		a)	/    /
b)	/X/

3	SEC Use only

4	Source of Funds			AF

5	Check if Disclosure


6	Citizenship			Ohio

Number of Shares	7	Sole Voting
Beneficially
Owned By Each	8	Shared Voting		44,600
Reporting Person
With			9	Sole Dispositive

			10	Shared Dispositive	44,600

11	Aggregate Amount Beneficially owned	44,600

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11)	 1.49%

14	Type of Reporting Person			OO

1	Name of Reporting Person	Samuel J Heller Irrevocable Trust

2	If a member group		a)	/    /
b)	/X/

3	SEC Use only

4	Source of Funds			OO

5	Check if Disclosure

6	Citizenship			Arizona

Number of Shares	7	Sole Voting
Beneficially
Owned By Each	8	Shared Voting		1,800
Reporting Person
With			9	Sole Dispositive

			10	Shared Dispositive	1,800

11	Aggregate Amount Beneficially owned	1,800

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11)	 0.06%

14	Type of Reporting Person			OO

Item	1.	Security and Issuer

		Novastar Financial, Inc.
		8.90 Series C Cumulative Redeemable Preferred
		Stock
		Par Value .01  CUSIP 669947806

		Novastar Financial, Inc.
		2114 Central, Suite 600
		Kansas City, Missouri 64108
		816 237-7000

Item	2.	Identity and Background

Howard Amster

a)	Howard Amster
b)	253 Oleander Avenue, Unit 7, Palm Beach Florida 33480

c)	Present principal occupation- Real Estate Operator
	 23811 Chagrin Blvd. # 200, Beachwood, Oh 44122-5525

d)	Howard Amster has not been convicted in any criminal proceedings
(excluding traffic violations or similar misdemeanors, if any) within the last five years.

e)	Howard Amster has not been party to any civil proceedings of a judicial or administrative body or competent jurisdiction of the type described in Item 2 of Schedule 13D within the last five years.

f)	U.S.A.

Amster Trading Company

Howard Amster is the 100% owner of Amster Trading Company and as such can be deemed the beneficial owner of such entity and may be deemed to have shared voting and dispositive power over shares owned by Amster Trading Company.

a)	Amster Trading Company
b)	23811 Chagrin Blvd., # 200
	Beachwood, Ohio 44122-5525

c)	Investments



d)	Neither the officers, directors, or shareholder of Amster
Trading Company have been convicted in any criminal proceedings
(excluding traffic violations or similar misdemeanors, if any) within the last five years.

e)	Neither the officers, directors, or shareholder of Amster
Trading Company have been a party to any civil proceedings of a judicial or administrative body or competent jurisdictions of the type described in Item 2 of Schedule 13D within the last five years.

f)	Ohio

Amster Trading Company Charitable Remainder Unitrust

Amster Trading Company Charitable Remainder Unitrust has been funded by Amster Trading Company. Because Amster
Trading Company has the right to change the trustee of the trusts, it can be deemed to have the right to shared voting and dispositive power over any security owned by the trusts. While Amster Trading Company receives certain income distributions from the trusts, the assets owned by the trusts benefits charitable purposes. Amster Trading Company disclaims beneficial ownership of the securities owned by this trust. Howard Amster is the sole trustee of the Amster Trading Company Charitable Remainder Unitrusts although he has no pecuniary interest in the trust and therefore disclaims beneficial ownership of shares owned by the trust.

a)	Amster Trading Company Charitable Remainder Unitrust
b)	23811 Chagrin Blvd., # 200
	Beachwood, Ohio 44122-5525

c)	Charitable Remainder Unitrust

d)	Neither the officers, directors, or shareholders of Amster
Trading Company have been convicted in any criminal proceedings
(excluding traffic violations or similar misdemeanors, if any) within the last five years.

e)	Neither the officers, directors, or shareholders of Amster
Trading Company have been a party to any civil proceedings of a judicial or administrative body or competent jurisdictions of the type described in Item 2 of Schedule 13D within the last five years.

f)	Ohio

Samuel J Heller Irrevocable Trust

Howard Amster is a co-trustee of the Samuel J Heller Irrevocable Trust. Mr. Amster can be deemed to have the right to shared voting and dispositive power over any security owned by the trust. Mr. Amster has no pecuniary interest in the trust and therefore disclaims beneficial ownership of shares owned by the trust.

a)	Samuel J Heller Irrevocable Trust
b)	1550 N Stapley Drive, # 131
	Mesa, Arizona 85203-3710

c)	Irrevocable Trust

d)	Neither Howard Amster as trustee or the other trustees
have been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors, if any) within the last five years.

e)	Neither Howard Amster as trustee or the other trustees
have been a party to any civil proceedings of a judicial or administrative body or competent jurisdictions of the type described in Item 2 of Schedule 13D within the last five years.

f)	Arizona


Item 	3.	Source and Amount of Funds or Other Consideration

Howard Amster, in his personal and individual retirement accounts purchased all 172,366 Preferred C shares with personal funds without borrowing. The total consideration for the purchases is $ 2,708,048.22


Amster Trading Company Charitable Remainder Unitrust purchased all 44,600 Preferred C shares with trust assets without borrowing. The total consideration for the purchase is $ 359,064.50.

Samuel J Heller Irrevocable Trust purchased all 1,800 Preferred C shares with trust assets without borrowing. The total consideration for the purchase is $ 34,864.44.


Item	4.	Purpose of Transaction

The following acquired their Preferred C Shares for investment and may deemed to be a group.

Howard Amster
Amster Trading Company
Amster Trading Company Charitable Remainder Unitrust
Samuel J. Heller Irrevocable Trust

There were no plans or proposals by this group of record or the beneficial owners as reported in this Schedule 13D which related to or would result in the following:

a.	The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer provided, however, the reporting persons might acquire additional shares or other securities of the issuer or dispose of some or all of their shares depending upon market conditions and their personal circumstances;

b.	An extraordinary corporate transaction, such as a merger,
reorganization or liquidation, involving the issuer or any of its subsidiaries;

c.	A sale or transfer or a material amount of assets of the issuer or any of its subsidiaries;

d.	Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number of the terms of directors or to fill any existing vacancies on the board;

e.	Any material change in the present capitalization or
dividend policy of the issuer;

f.	Any other material in the issuers business or corporate structure;

g.	Changes in the issuers charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

h.	Causing a class of securities of the issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;


i)	A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

j.	Any action similar to any of those enumerated above.

On March 17, 2009 Novastar Financial, Inc. notified the holders of the Novastar Financial 8.9% Series C preferred stock that they had certain limited voting rights as of March 31, 2009, including the right to elect two additional directors to the Company
Board of Directors as a result of the Company s failure to pay dividends for six successive quarters. These limited voting rights may deem the Series C Preferred Shares as a class of voting securities, resulting in this form 13D being filed for notice purposes.

Mr. Amster was nominated and elected as a Company Director at the annual stockholders meeting held June 25, 2009.



Item	5.	Interest in Securities of the Issuer

The outstanding Preferred C Shares of the Issuer is
2,990,000 shares as of December 10, 2010.

(a)(b)	The aggregate amount owned by the reporting parties is
218,766 shares or 7.32 % of the outstanding Preferred C Shares.


Howard Amster in his individual retirement accounts owns 172,366 Preferred C shares or 5.77 % of the outstanding
Preferred C Shares, the voting and dispositive power of which is solely vested with Howard Amster.

Amster Trading Company Charitable Remainder Unitrust own 44,600 Preferred C Shares or 1.49 % of the outstanding Preferred C Shares, the voting and dispositive power of which is solely vested with Howard Amster and Amster Trading Company.

Samuel J Heller Irrevocable trust owns 1,800 Preferred C
Shares or 0.06 % of the Preferred C outstanding shares, the voting and dispositive power of which is shared by Howard Amster.

c)	None


Item	6.	Contracts, Arrangements, Understandings or Relationships
with Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships with respect to securities of the Issuer among the reporting parties.



Item	7.	Material to be filed as exhibits.

		None


Signature	After reasonable inquiry and to the best of our knowledge
		and belief, we certify that the information set forth in this statement is true, complete and correct.


Date:		February 2, 2011


/s/
Howard Amster


/s/
Amster Trading Company
By:	Howard Amster
Title:	President


/s/
Amster Trading Company Charitable Remainder Unitrust
By:	Howard Amster
Title:	Trustee


/s/
Samuel J Heller Irrevocable Trust
By:	Howard Amster
Title:	Trustee